UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 19, 2024
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On December 19, 2024, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on December 20, 2024 and is expected to be paid on December 20, 2024. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated November 27, 2023 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.095
Soapstone	$ 0.047
Pecan	$ 0.085
Patrick	$ 0.045
Plumtree	$ 0.084
Chaparral	$ 0.052
Splash	$ 0.065
Tuscan	$ 0.075
Malbec	$ 0.051
Pinot	$ 0.052
Luna	$ 0.055
Kingsley	$ 0.043
Shoreline	$ 0.037
Badminton	$ 0.041
Eastfair	$ 0.041
Mojave	$ 0.064
Wentworth	$ 0.074
Cupcake	$ 0.068
Basil	$ 0.051
Dewberry	$ 0.030
Spencer	$ 0.084
Summerset	$ 0.047
Roseberry	$ 0.052
Saddlebred	$ 0.028
Odessa	$ 0.038
Lily	$ 0.027
Saturn	$ 0.026
Sugar	$ 0.039
Coatbridge	$ 0.045
Lennox	$ 0.050
Olive	$ 0.030
Dawson	$ 0.045
Ridge	$ 0.052
Bayside	$ 0.041
Elm	$ 0.061
Amber	$ 0.028
Jupiter	$ 0.027
Weldon	$ 0.017
Holland	$ 0.020
Elevation	$ 0.018
Oly	$ 0.025
McLovin	$ 0.043
Matchingham	$ 0.087
Rooney	$ 0.041
Sigma	$ 0.045
Grant	$ 0.056
Vernon	$ 0.034
Murphy	$ 0.034
Dolittle	$ 0.019
Butter	$ 0.052
Ribbonwalk	$ 0.017
Delta	$ 0.013
Saint	$ 0.069
Lovejoy	$ 0.049
Emporia	$ 0.027
Greenhill	$ 0.042
Kawana	$ 0.051
Chelsea	$ 0.052
Otoro	$ 0.030
Hollandaise	$ 0.037
Hadden	$ 0.018
Avebury	$ 0.039
Tulip	$ 0.035
Jack	$ 0.020
Louise	$ 0.044
Gardens	$ 0.048
Peanut	$ 0.046
McGregor	$ 0.042
Point	$ 0.036
Roxy	$ 0.051
Wisteria	$ 0.040
Stonebriar	$ 0.036
Heritage	$ 0.032
Magnolia	$ 0.028
Kirkwood	$ 0.054
Rosewood	$ 0.035
Apollo	$ 0.034
Baron	$ 0.026
Swift	$ 0.008
Wescott	$ 0.033
Wildwood	$ 0.060
Abbington	$ 0.047
Burlington	$ 0.009
Nugget	$ 0.028
Pearl	$ 0.040
Hines	$ 0.014
Ritter	$ 0.018
101	$ 0.032
Jake	$ 0.010
Holcomb	$ 0.037
Lookout	$ 0.028
Reynolds	$ 0.035
Kennesaw	$ 0.032
Pioneer	$ 0.026
Bazzel	$ 0.015
Johnny	$ 0.017
Osprey	$ 0.021
Riverwalk	$ 0.034
Collier	$ 0.039
Folly	$ 0.024
Dogwood	$ 0.052
Walton	$ 0.010
Clover	$ 0.032
Dolly	$ 0.031
Kenny	$ 0.028
Creekside	$ 0.045
Willow	$ 0.012
Wilson	$ 0.022
Daisy	$ 0.042
Henry	$ 0.013
Sodalis	$ 0.029
Loretta	$ 0.032
Conway	$ 0.032
Belle	$ 0.033
Chitwood	$ 0.042
Spring	$ 0.024
Highland	$ 0.035
Wellington	$ 0.024
Braxton	$ 0.036
Camino	$ 0.022
Winston	$ 0.023
Inglewood	$ 0.032
Richardson	$ 0.043
Cumberland	$ 0.039
Bonneau	$ 0.018
Blossom	$ 0.013
Marcelo	$ 0.043
Aster	$ 0.022
Quincy	$ 0.032
Jill	$ 0.038
Mae	$ 0.032
Chester	$ 0.030
Shallowford	$ 0.019
Cypress	$ 0.023
Harrison	$ 0.045
Piedmont	$ 0.018
Creekwood	$ 0.016
Hansel	$ 0.032
Falcon	$ 0.033
Eagle	$ 0.039
Goose	$ 0.047
Gretal	$ 0.041
Mimosa	$ 0.052
Chickamauga	$ 0.049
Sequoyah	$ 0.037
Litton	$ 0.061
Brainerd	$ 0.071
Brooklyn	$ 0.049
Lurleen	$ 0.042
Regency	$ 0.059
Sunnyside	$ 0.063
Korin	$ 0.058
Dops	$ 0.054
Brennan	$ 0.023
Sajni	$ 0.033
Tuscarora	$ 0.035
Salinas	$ 0.044
Hansard	$ 0.065
Jefferson	$ 0.056
Marie	$ 0.063
Ella	$ 0.018
Belvedere	$ 0.053
Avondale	$ 0.034
Martell	$ 0.019
Mycroft	$ 0.044
Longwoods	$ 0.038
Louis	$ 0.045
Fenwick	$ 0.017
Sims	$ 0.036
Augusta	$ 0.042
Cawley	$ 0.053
Bella	$ 0.036
Foster	$ 0.044
Franklin	$ 0.044
General	$ 0.054
Marion	$ 0.045
Mary	$ 0.058
Onyx	$ 0.045
Palmer	$ 0.040
Porthos	$ 0.068
Simon	$ 0.055
Theodore	$ 0.063
Chinook	$ 0.036
Bergenia	$ 0.043
Felix	$ 0.042
Oscar	$ 0.046
Ellen	$ 0.052
Alvin	$ 0.064
Ballinger	$ 0.040
Briarwood	$ 0.056
Eastwood	$ 0.027
Abernant	$ 0.051
Calvin	$ 0.067
Fletcher	$ 0.054
Hobbes	$ 0.040
Irene	$ 0.055
Peterson	$ 0.057
Richmond	$ 0.027
Winchester	$ 0.033

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 19, 2024.

ARRIVED HOMES, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer